1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: March 10, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC February 2026 Revenue Report

HSINCHU, Taiwan, R.O.C. – Mar. 10, 2026 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for February 2026: On a consolidated basis, revenue for February 2026 was approximately NT$317.66 billion, a decrease of 20.8 percent from January 2026 and an increase of 22.2 percent from February 2025. Revenue for January through February 2026 totaled NT$718.91 billion, an increase of 29.9 percent compared to the same period in 2025.

TSMC February Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	February 2026	January 2026	M-o-M Increase (Decrease) %	February 2025	Y-o-Y Increase (Decrease) %	January to February 2026	January to February 2025	Y-o-Y Increase (Decrease) %
Net Revenue	317,657	401,255	(20.8)	260,009	22.2	718,912	553,297	29.9

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for February 2026 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2026	2025
Feb.	Net Revenue	317,656,613	260,008,796
Jan.~Feb.	Net Revenue	718,911,741	553,296,834
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	124,600,090	10,960,080	10,960,080
TSMC Development**	33,676,992	1,875,600	1,875,600
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	2,167,838,398	2,601,248	2,601,248
TSMC**		203,190,000	203,190,000
TSMC***		468,616,647	341,624,738
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	290,988,753
	Mark to Market of Outstanding Contracts	1,802,728
	Cumulative Unrealized Profit/Loss	4,817,925
Expired Contracts	Cumulative Notional Amount	234,582,383
	Cumulative Realized Profit/Loss	(3,624,572)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	943,740
	Mark to Market of Outstanding Contracts	2,237
	Cumulative Unrealized Profit/Loss	(14,485)
Expired Contracts	Cumulative Notional Amount	2,622,843
	Cumulative Realized Profit/Loss	24,541
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	3,114,342
	Mark to Market of Outstanding Contracts	6,454
	Cumulative Unrealized Profit/Loss	(18,062)
Expired Contracts	Cumulative Notional Amount	4,624,599
	Cumulative Realized Profit/Loss	41,725
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	18,516
	Mark to Market of Outstanding Contracts	222
	Cumulative Unrealized Profit/Loss	(4,029)
Expired Contracts	Cumulative Notional Amount	2,748,771
	Cumulative Realized Profit/Loss	20,928
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(9,847)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	456,396
	Mark to Market of Outstanding Contracts	(2,305)
	Cumulative Unrealized Profit/Loss	(1,505)
Expired Contracts	Cumulative Notional Amount	2,963,448
	Cumulative Realized Profit/Loss	(2,581)
Equity price linked product (Y/N)		N